UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust - 811-22756 Spectrum Low Volatility Fund								Date examination completed: September 12, 2023
2. State identification Number:
AL	By Fund 48456	AK	By Fund Investor #6009111	AZ	By Class Investor Class MF84722	AR	By Fund 60038347	CA	By Trust no permit #	CO	By Trust 2013-52-250
CT	By Fund 1103940	DE	By Fund no permit	DC	By Class Investor Class #60073444	FL	None required	GA	By Trust MFO49318	HI	By Fund no permit
ID	By Fund Low Volatility 79073	IL	By Trust 60027229	IN	By Trust 13-0029IC	IA	By Class Investor Class #I-108970	KS	By Fund 2018S0001096	KY	By Prospectus #60451097
LA	By Prospectus 170562	ME	By Class Investor Class #10065419	MD	By Class Investor Class SM 120152440	MA	By Class Investor Class 60185334	MI	By Class Investor Class 985582	MN	By Trust R-55307.1
MS	By Class Investor Class 60066861	MO	By Fund no permit	MT	By Class Investor Class #270386	NE	By Class Investor Class #121856	NV	By Fund no permit #	NH	By Class Investor Class #MF20-0083612
NJ	By Prospectus MF 18494	NM	By Class Investor Class 60440	NY	By Fund S33-49-70	NC	By Trust GFAPT	ND	By Class Investor Class #MF20-0374	OH	By Prospectus BE1962849
OK	By Class Investor Class #SE-2247136	OR	By Fund #2020-617	PA	By Trust 2013-02-070MF	RI	By Fund no permit #	SC	By Fund MF 21458	SD	By Class Investor Class #81761

TN	By Class Investor Class #RN2021B-0698	TX	By Class Investor Class 106625	UT	By Prospectus #007-5859-59	VT	By Class Investor Class #7/07/20-07	VA	By Trust 183038	WA	By Class Investor Class 60066958
WV	By Class Investor Class #106983	WI	By Class Investor Class 772165	WY	By Trust no permit #	PR	By Class Investor Class #60347-0	GU	By Trust No permit #	VI	By Trust Not registered
Other (specify):
3. Exact name of investment company as specified in registration statement: Spectrum Low Volatility Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust - 811-22756 Spectrum Unconstrained Fund								Date examination completed: September 12, 2023
2. State identification Number:
AL	By Fund # 61998	AK	By Fund Investor	AZ	By Class Investor Class	AR	By Fund	CA	By Trust #ORG 109463	CO	By Trust #2013-52-250
CT	By Fund #1113776	DE	By Fund	DC	By Class Investor Class	FL	None required	GA	By Trust #SC-MF-049318	HI	By Fund
ID	By Fund Permit	IL	By Trust #60027229	IN	By Trust #FCS - P - 002295	IA	By Class	KS	By Fund	KY	By Prospectus #60451097
LA	By Prospectus #170562	ME	By Class	MD	By Class Investor Class #SM20210269	MA	By Class	MI	By Class	MN	By Trust #R-55307.1
MS	By Class	MO	By Fund	MT	By Class	NE	By Class	NV	By Fund	NH	By Class
NJ	By Prospectus #MF18494	NM	By Class Investor Class #72692	NY	By Fund #S34-63-95	NC	By Trust #GFAPT	ND	By Class	OH	By Prospectus #BE1962849
OK	By Class	OR	By Fund #2021-2247	PA	By Trust #2013-02-070MF	RI	By Fund	SC	By Fund	SD	By Class
TN	By Class	TX	By Class Investor Class #C 129956	UT	By Prospectus #007-5859-59	VT	By Class	VA	By Trust #183038	WA	By Class Investor Class #60090651

WV	By Class	WI	By Class	WY	By Trust no permit #	PR	By Class Investor Class no permit	GU	By Trust #2018-10728	VI	By Trust no permit
Other (specify):
3. Exact name of investment company as specified in registration statement: Spectrum Unconstrained Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

September 12, 2023

We, as members of management of Spectrum Low Volatility Fund and Spectrum Unconstrained Fund (the “Funds”), each a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of March 31, 2023, and from October 1, 2022, through March 31, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of March 31, 2023, and from October 1, 2022, through March 31, 2023, with respect to securities reflected in the investment account of each Fund.

Spectrum Low Volatility Fund

Spectrum Unconstrained Fund

/s/___________________________________________

Catherine Ayers-Rigsby, Principal Executive Officer

/s/____________________________________________

Christine Casares, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Spectrum Low Volatility Fund and Spectrum Unconstrained Fund (the “Funds”), each a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) as of March 31, 2023. The Funds’ management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of March 31, 2023, and with respect to agreement of security purchases and sales, for the period from September 30, 2022 (the date of our last examination), through March 31, 2023:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, NA (the “Custodian”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Funds, NFS and the Custodian.

•	Agreement of thirteen security purchases and twelve security sales or maturities since our last report from the books and records of the Funds to broker statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that Spectrum Low Volatility Fund and Spectrum Unconstrained Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of March 31, 2023, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Philadelphia, Pennsylvania

September 12, 2023